Clear Street LLC

SEC # 8-69972
CRD # 288933

Consolidated Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

As of December 31, 2021

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and deemed PUBLIC in accordance with Regulation 1.10(g) under the Commodity Exchange Act.



Report of Independent Registered Public Accounting Firm

To the Member of Clear Street LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Clear Street LLC and its subsidiary (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

New York, New York
February 28, 2022

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	124,847,294
Cash segregated under federal and other regulations		270,865,809
Financial instruments owned, at fair value		3,233,465,793
Securities borrowed		11,180,428,435
Securities received as collateral		60,993,353
Receivable from customers		767,008,753
Receivable from broker-dealers and clearing organizations		492,686,158
Other assets		5,635,017
Total Assets		**$ 16,135,930,612**

Liabilities and Equity

Liabilities

Financial instruments sold, not yet purchased, at fair value	$	1,656,845,889
Securities loaned		13,180,474,801
Obligation to return securities received as collateral		60,993,353
Payable to customers		823,526,393
Payable to broker-dealers and clearing organizations		18,842,038
Accounts payable and accrued liabilities		27,528,382
Total liabilities		15,768,210,856

Equity

Member's equity		367,719,756
Total Liabilities and Equity		**$ 16,135,930,612**

The accompanying notes are an integral part of these financial statements.

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2021

1. Organization and Description of Business

Clear Street LLC (the Company), is a limited liability company organized in the state of Delaware. The Company's sole member is Clear Street Holdings LLC (Holdings). The Company's operating agreement provides that the Company's Chief Executive Officer (CEO) has sole authority to carry out management responsibilities and control day-to-day management of the Company's operations, including determination of profit and loss allocations among members, distributions and admittance of new members. As a limited liability company, the member's liabilities are limited to amounts reflected in their capital account.

Founded in 2016, the Company, headquartered in New York, is a broker-dealer registered with the U. S. Securities and Exchange Commission (SEC), the U.S. Commodity Futures Trading Commission (CFTC), the Municipal Securities Rulemaking Board (MSRB), the National Futures Association (NFA) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company has clearing memberships with principal stock exchanges in the United States, including the New York Stock Exchange (NYSE) and The Nasdaq Stock Market (NASDAQ) among others. The Company is also a member of the Depository Trust and Clearing Company (DTCC), the National Securities Clearing Corporation (NSCC) and the Options Clearing Corporation (OCC). The Company's primary designated self-regulatory organization is FINRA.

The Company is the sole member of Clear Street Markets LLC (Markets). Markets is a proprietary trading firm and broker-dealer registered with the SEC and maintains memberships at most principal United States exchanges including NYSE, NASDAQ and the Chicago Board Options Exchange (Cboe). Markets' designated self-regulatory organization is Cboe. The accompanying Consolidated Statement of Financial Condition includes the accounts of Markets at December 31, 2021 and results of operations for the year then ended.

The Company has entered into clearing arrangements with introducing brokers and executes and clears securities transactions directly for customers. Accordingly, the Company is subject to SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements. The Company is approved to engage in clearing, execution, prime brokerage, stock lending, and margin lending to customers of introducing firms as well as to direct customers and correspondents.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and Clear Street Markets LLC and have been prepared on the basis of accounting principles generally accepted in the United States of America (U.S. GAAP) as set forth by the Financial Accounting Standards Board (FASB) and its Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU). All material intercompany

balances and transactions have been eliminated in consolidation. The Consolidated Statement of Financial Condition is presented in U.S. dollars.

Use of Estimates

The preparation of consolidated statements of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual amounts may differ from estimated amounts.

Cash and Cash Equivalents

Cash and cash equivalents and Cash segregated in compliance with federal and other regulations include demand deposits held in banks and certain highly liquid investments with original maturities of three months or less when purchased. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Securities Borrowed and Securities Loaned

The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral, which comprises cash and/or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge securities received. Securities borrowed or loaned are recorded based on the amount of cash or other collateral advanced or received. As part of the Company's risk management practices, the initial cash collateral advanced or received generally is greater than the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed or loaned, and delivers or obtains additional collateral as appropriate. Securities borrowed and securities loaned with the same counterparty are not offset in the Consolidated Statement of Financial Condition.

Securities Received as Collateral and Obligations to Return Securities Received as Collateral

The Company acts as a lender in securities lending transactions and may receive securities that can be pledged or sold as collateral instead of receiving cash. The Company recognizes an asset in Securities received as collateral on the Consolidated Statement of Financial Condition for the fair value of those securities and recognizes a liability for the same amount in Obligation to return securities received as collateral to recognize the obligation to return such collateral.

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2021

Receivable from/Payable to Broker-dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations primarily represent deposits with clearing organizations, amounts due for unsettled trades, amounts receivable related to interest and fees related to securities lending activities and amounts due from prime brokers related to the Company's trading activity consisting primarily of the clearance, settlement, and financing of customers' securities. Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased. Payables to broker-dealers and clearing organizations primarily represent payables to prime brokers related to the Company's trading activity, interest payable related to securities lending activities, amounts due to introducing brokers and securities failed to receive.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased, relate to market making and trading activities, and include listed and other equity securities, listed equity options and debt securities.

The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased, at fair value.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of discounts for large holdings (block discounts) of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2021

Level 2: Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements.

Transfers in or out of levels are recognized based on the beginning fair value of the year in which they occur. For the year ended December 31, 2021, there were no transfers between levels in the fair value hierarchy.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include futures contracts, and options. Fair values of exchange-traded derivatives, primarily listed equity options, are based on quoted market prices. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met. Refer to Note 6, *Derivative Instruments,* for further information related to the Company's derivative holdings.

Exchange Memberships

Exchange memberships include ownership interests in the exchanges that entitle the Company to certain trading privileges (exchange memberships). Exchange memberships are initially recorded at cost, and subsequently at cost less impairment. The Company reviews the carrying value compared to the fair value of exchange memberships on an annual basis to determine whether an impairment has occurred and on an interim basis when certain events occur, or certain circumstances exist. The Company's exchange memberships are recorded in Other assets in the Consolidated Statement of Financial Condition. At December 31, 2021, management concluded that no impairment had occurred on any such exchange memberships.

Income Taxes

The Company is a limited liability company and therefore no provision is made in this Consolidated Statement of Financial Condition for federal, state or local income taxes as such liabilities are the responsibility of the member.

6

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2021

3. Cash Segregated Under Federal or Other Regulations

The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC to segregate or set aside cash and or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. At December 31, 2021, included in Cash segregated under federal or other regulations on the Consolidated Statement of Financial Condition was $262,249,809 which has been segregated in a special reserve account for the exclusive benefit of the Company's customers, and $8,611,000 in a special account for the exclusive benefit of introducing brokers under Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3), *Computation for Determination of Reserve Requirements*.

4. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and Payables to broker-dealers and clearing organizations consisted of the following at December 31, 2021:

Assets

Deposits with clearing organizations	446,851,267
Securities failed to deliver	18,683,701
Unsettled trades with clearing organization	14,741,269
Commissions and fees	10,566,122
Due from prime brokers	1,843,799
Total receivable from broker-dealers and clearing organizations	**492,686,158**

Liabilities

Commissions and fees	9,297,138
Due to introducing brokers	3,910,170
Due to prime brokers	4,282,060
Securities failed to receive	1,352,670
Total payable to broker-dealers and clearing organizations	**18,842,038**

5. Fair Value

Financial Instruments Measured at Fair Value

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in Note 2, *Significant Accounting Policies*. Exchange-traded equity securities and listed equity options, are valued based on quoted prices from the primary exchange, and are classified as Level 1 securities in the fair value hierarchy. Debt securities are valued based on recently executed transactions or market quotations, and are generally categorized as Level 2 investments in the fair value hierarchy. Values for financial instruments other than those

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2021

discussed above are estimated in good faith by the Company, and are generally categorized as Level 3 in the fair value hierarchy. At December 31, 2021, the Company held no financial instruments whose values were estimated by the Company.

Fair value measurements for those items measured on a recurring basis are summarized below at December 31, 2021:

	Level 1	Level 2	Level 3	Total Fair Value
Assets				
Financial instruments owned				
Equities	$2,966,209,977	$ -	$ -	$2,966,209,977
Debt securities				
U.S. Treasury bonds and notes	-	3,232,894	-	3,232,894
Non-U.S. government debt securities	-	1,428,946	-	1,428,946
State and municipal obligations	-	1,393,237	-	1,393,237
Corporate debt obligations	-	14,511,746	-	14,511,746
Listed equity options	246,688,993	-	-	246,688,993
Financial instruments owned	**$3,212,898,970**	**$ 20,566,823**	**$ -**	**$3,233,465,793**
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 603,573,803	$ -	$ -	$ 603,573,803
Debt securities				
U.S. Treasury bonds and notes	-	2,194,556	-	2,194,556
Non-U.S. government debt securities	-	8,199,814	-	8,199,814
Corporate debts obligations	-	8,137,800	-	8,137,800
Listed equity options	1,034,739,916	-	-	1,034,739,916
Financial instruments sold, not yet purchased	**$1,638,313,719**	**$ 18,532,170**	**$ -**	**$1,656,845,889**

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Consolidated Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short-term nature of the underlying assets.

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2021

The table below summarizes financial assets and liabilities not carried at fair value at December 31, 2021. For the year ended December 31, 2021, there were no transfers between levels in the fair value hierarchy.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 124,847,294	$ 124,847,294	$ 124,847,294	$ -	$ -
Cash segregated under federal and other regulations	270,865,809	270,865,809	-	270,865,809	-
Securities borrowed	11,180,428,435	11,180,428,435	-	11,180,428,435	-
Securities received as collateral	60,993,353	60,993,353	-	60,993,353	-
Receivable from customers	767,008,753	767,008,753	-	767,008,753	-
Receivable from broker-dealers and clearing organizations	492,686,158	492,686,158	-	492,686,158	-
Other assets	1,581,600	1,873,317	-	1,873,317	-
Total financial assets	$12,898,411,403	$12,898,703,120	$ 124,847,294	$12,773,855,826	$ -
Liabilities					
Securities loaned	$13,180,474,801	$13,180,474,801	$ -	$13,180,474,801	$ -
Obligation to return securities received as collateral	60,993,353	60,993,353	-	60,993,353	-
Payable to customers	823,526,393	823,526,393	-	823,526,393	-
Payable to broker-dealer and clearing organizations	18,842,038	18,842,038	-	18,842,038	-
Total financial liabilities	$14,083,836,585	$14,083,836,585	$ -	$14,083,836,585	$ -

6. Derivative Instruments

The Company does not have any derivative instruments designated as hedging instruments under ASC 815. The fair value of the Company's derivative instruments on a gross basis consisted of the following at December 31, 2021:

Derivative assets	Financial Statement Location	Fair Value	Notional Value
Equity index futures	Receivable from broker-dealers and clearing organizations	$ (250)	$ 237,925
Listed equity options	Financial Instruments Owned	246,688,993	4,203,736,967

Derivative Liabilities	Financial Statement Location	Fair Value	Notional Value
Listed equity options	Financial Instruments Sold, Not Yet Purchased	$1,034,739,916	$4,895,951,274

Amounts included in Receivable from broker-dealers and clearing organizations represents net variation margin on futures contracts and other deposits related to futures trading.

7. Collateralized Transactions

The Company enters into securities borrowing and lending transactions to meet counterparty needs, earn residual interest spreads and obtain securities for settlement purposes. Under most agreements the Company is permitted to sell or repledge securities received as collateral and use these securities to enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions.

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2021

At December 31, 2021, substantially all of the securities received as collateral were delivered or repledged.

Although the Company does not offset securities borrowed and securities loaned, substantially all securities borrow and loan agreements are transacted under master securities loan agreements that give the Company the right to liquidate securities held and offset receivables and payables with the same counterparty in the event of default by that counterparty. These financial instruments are presented on a gross basis on the Consolidated Statement of Financial Condition. In the table below, the amounts of financial instruments that are not offset in the Consolidated Statement of Financial Condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event of default, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

The following tables summarizes the gross and net presentation of Securities borrowed and Securities loaned as of December 31, 2021:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Offsetting of Financial Assets						
Securities borrowed	$ 11,180,428,435	$ -	$ 11,180,428,435	$ 10,864,926,354	$ 263,676,288	$ 51,825,793
Market value of collateral received	60,993,353	-	60,993,353	60,993,353		-
Total	$ 11,241,421,788	$ -	$ 11,241,421,788	$ 10,925,919,707	$ 263,676,288	$ 51,825,793
Offsetting of Financial Liabilities						
Securities loaned	$ 13,180,474,801	$ -	$ 13,180,474,801	$ 12,814,618,349	$ 263,676,288	102,180,164
Obligation to return colateral	60,993,353	-	60,993,353	60,513,046	-	480,307
Total	$ 13,241,468,154	$ -	$ 13,241,468,154	$ 12,875,131,395	$ 263,676,288	102,660,471

At December 31, 2021, all of the open securities borrowed and securities loaned transactions had maturities that were either overnight or continuous. Substantially all of the securities pledged as of December 31, 2021 were equities or exchange-traded funds (ETFs).

8. Borrowings

On December 4, 2020, the Company entered into a revolving credit agreement (the Committed Facility) with a consortium of banks for an aggregated borrowing limit of $75 million, which was amended to $200 million on December 3, 2021. The Committed Facility consists of two borrowing bases: Borrowing Base A Loan is to be used to finance the purchase and settlement of securities; Borrowing Base B Loan is to be used to fund margin deposit with the National Securities Clearing Corporation. Borrowing Base A Loans was available up to $75 million and bore interest at the adjusted LIBOR or base rate plus 1.50% per annum, which was amended on December 3, 2021 to $200 million and an interest rate of the overnight base rate in effect from time to time plus 1.50% per annum. Borrowing Base B Loans was available up to a limit of $75 million and bore interest at the adjusted LIBOR or base rate plus 2.50% per annum, which was amended on December 3, 2021 to $125 million and an interest rate of

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2021

the overnight base rate in effect from time to time plus 2.50%. A commitment fee of 0.50% per annum on the average daily unused portion of this facility is payable quarterly in arrears. At December 31, 2021 there were no outstanding balances under the Committed Facility.

In connection with the Committed Facility and related amendments, the Company incurred issuance costs of $943,194 which is being amortized over the term of the agreement. Included in Other assets at December 31, 2021 is $765,417 representing the unamortized balance of these costs.

9. **Financial Instruments, Off-Balance-Sheet Risk, and Certain Other Risks and Uncertainties**

Customer Activities

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers which is collateralized by cash and/or securities in a customer account. In connection with these activities, the Company executes and clears customer transactions involving securities sold, not yet purchased. The Company seeks to control risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily, pursuant to such guidelines, the Company requires the customer to deposit additional collateral or reduce positions, when necessary. Such transactions may expose the Company to significant off-balance-sheet risk in the event the collateral is not sufficient to cover losses which customers may occur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

Market Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statement of Financial Condition at December 31, 2021 at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2021. In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2021

Credit Risk

The Company accounts for current estimated credit losses (CECL) on financial assets and certain off-balance sheet items, including securities borrowed transactions, receivables from broker dealers and clearing organizations and receivables from customers, in accordance with ASC 326-20, *Financial Instruments – Measurement of Credit Losses on Financial instruments* (ASC 326-20). ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

ASC 326-20 provides the practical expedient for certain financial assets that are secured by collateral maintenance. This election may be made when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

Determination of eligibility of financial assets for the collateral maintenance expedient requires consideration of credit quality of the assets, and the related need for an allowance for credit losses based on several factors including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the fair value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand.

The Company evaluated the guidelines of ASC 326-20, and determined its Receivables from customers and Securities borrowed transactions to meet the eligibility requirements for the elective practical expedient. The Company also deemed the credit risk of organizations with which it entered into clearing agreements, relating to Receivables from broker-dealers and clearing organizations, to be materially low, and the establishment of a reserve account for CECL to be unnecessary.

The Company elected to apply the practical expedient to margin loans and the accrued interest on these loans based on the terms of margin agreements with customers. Margin levels are monitored daily and contract terms require the customer to deposit additional collateral or reduce positions when necessary, pursuant to ASC 326-20. In connection with the customer's continuing ability to meet additional collateral requests, contract terms limited the Company's exposure to the current cost to replace all contracts in which the Company has a gain.

Securities borrowed transactions met the practical expedient requirement based on collateral terms within contracts with counterparties. The Company maintains collateral from counterparties and continuously monitors the value of the securities posted as collateral, and obtains additional collateral pursuant to contractual provisions to ensure the cash held by the counterparty is fully collateralized.

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2021

Operational Risk

Less direct than the exposure to market risk and credit risk, but of critical importance, are risks pertaining to operational and back-office processes. This is particularly the case in a rapidly changing environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include but are not limited to:

Operational/settlement risk: the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions; failure to process corporate actions; delays in trade execution, clearance and/or settlement; errors in processing options exercise or contra exercise instructions; or the inability to process large volumes of transactions.

Technological risk: the risk of loss attributable to technological limitations; connectivity or market data issues; or hardware or software failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, with customers and in the markets where the Company participates, all without interruption. In addition, the Company must continue to implement technological changes that will result from regulatory and/or marketplace changes.

Legal/documentation risk: the risk of loss attributable to deficiencies in the documentation of transactions (such as master netting agreements), or errors that result in non-compliance with applicable legal and regulatory requirements.

Financial control risk: the risk of loss attributable to limitations in financial systems and controls. Strong financial systems and controls ensure that assets are safeguarded, transactions are executed in accordance with management's authorization, and financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

COVID-19 Risk

Due to novel strains of coronavirus, commonly referred to as COVID-19, and the uncertainty of the extent of the impacts related thereto, certain estimates and assumptions may require increased judgment. The COVID-19 pandemic is currently impacting the United States and many countries around the world. The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on businesses and commerce. The future progression of the pandemic and its effects on the Company's business and operations are uncertain and the Company is unable to estimate the full impact at this time.

The Company is monitoring the potential impact of the COVID-19 pandemic on its business and Consolidated Statement of Financial Condition. To date, the Company has not experienced material business disruptions or incurred impairment losses in the carrying values of its assets as a result of the pandemic and it is not aware of any specific related event

or circumstance that would require it to revise its estimates reflected in this Consolidated Statement of Financial Condition. The extent to which the COVID-19 pandemic will further impact the Company's business and financial condition will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related effects.

Litigation

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. At December 31, 2021, there were no unasserted claims or assessment that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

10. Related Party Transactions

The Company may engage in transactions in the ordinary course of business with related parties. The Company carries out these transactions on customary terms.

The Company has a management and an expense sharing agreement with Clear Street Management LLC (CS Management) which a member of Holdings. The Company shares office space in New York with CS Management and its subsidiary entities. CS Management also provides payroll and administrative services to the Company. At December 31, 2021, included in Accounts payable and accrued liabilities in the Consolidated Statement of Financial Condition was $1,531,462 payable to CS Management.

The Company maintains a consulting and service agreement with Clear Street Technologies LLC (CS Tech) for technology infrastructure and support. CS Tech is under common control with the Company through Holdings which is the parent for both. At December 31, 2020, included in Accounts payable and accrued liabilities in the Consolidated Statement of Financial Condition was $2,932,146 payable to CS Tech.

The Company maintains a software license agreement with Clear Street Technologies USVI LLC (CS Tech USVI) for technology infrastructure and support. CS Tech USVI is under common control with the Company through Holdings. At December 31, 2021, there were no amounts payable or receivable between the Company and CS Tech USVI.

In the ordinary course of business, the Company also interacts with an affiliated entity under common control for various services. At December 31, 2021, included in Accounts payable and accrued liabilities in the Consolidated Statement of Financial Condition was $8,531 payable to this related party.

The Company provides clearing, execution, locates and other securities borrowing services to Precision Securities LLC (Precision), a broker dealer under common control

through Holdings. At December 31, 2021, included in Receivable from broker-dealers and clearing organizations in the Consolidated Statement of Financial Condition was $2,889,553 receivable from Precision.

11. Net Capital Requirements

Clear Street LLC and Markets are subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1.5 million or 2% of aggregate debit items as defined. Markets is required to maintain net capital equal to the greater of $250,000 or a calculated amount based on the number of securities it makes markets into a maximum of $1,000,000. These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 150% of its minimum required capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer. Clear Street LLC is also subject to the CFTC's minimum net capital rule under regulation 1.17.

The Company has received approval from FINRA to utilize the flow through benefits of the Company's investment in Markets under Appendix C of SEC Rule 15c3-1. Included in the Net Capital of the Company is $15,986,639 attributable to Markets. Included in the Consolidated Statement of Financial Condition are assets of $1,219,111,575, liabilities of $1,183,592,928 and member's equity of $35,518,647 attributable to Markets.

At December 31, 2021, the Company had net capital of $320,585,358, which was $297,583,317 in excess of its required net capital of $23,002,041. At December 31, 2021, Markets had net capital of $16,986,639, which was $15,986,639 in excess of its required net capital of $1,000,000.

12. Subsequent Events

The Company has evaluated its subsequent events disclosure through February 28, 2022, the date that the Company's Consolidated Statement of Financial Condition was issued, and has determined that there no events that would have a material impact on this Consolidated Statement of Financial Condition as of December 31, 2021.